August 30, 2022

Timothy Worthington

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: THOR Financial Technologies Trust File No. 333-264435

Dear Mr. Timothy Worthington:

On May 24, 2022, you provided comments with respect to the registration statement on Form N-1A, as filed on April 22, 2022 by the THOR Financial Technologies Trust (the “Fund” or the “Registrant”). Please find below the Registrant’s responses to your comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

General

Comment	1. The Staff of the U.S. Securities Exchange Commission (“Staff’) notes that the Registration Statement is missing information and contains bracketed disclosures. The Staff may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.
Response.	The Registrant acknowledges that the Staff may have additional comments.
Comment	2. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make conforming changes as necessary.
Response.	The Registrant acknowledges and confirms it has made conforming changes to all necessary sections.
Comment	3. Please confirm how Fund complies with Section 12(d) of the Investment Company Act (“ICA”).
Response.	The Fund intends to rely on Section 12(d)(1)(F) and when the Fund reaches a scale where the 3% limitation of Section 12(d)(1)(F) becomes relevant, the Fund will rely on Rule 12d1-4.

Timothy Worthington

August 30, 2022

Comment	4. The staff reminds the fund that pursuant to rule 12d1-4, executed fund of funds investment agreements between the acquiring fund and all acquired funds must be filed as an exhibit to the registration statement. Under rule 12d1-4, the Commission has deemed these agreements to be material contracts. See Adopting Release (https://www.sec.gov/rules/fina1/2020/33-10871.pdf).”
Response.	The Registrant confirms it will file all fund of fund investment agreements as an exhibit to its registration statement.
Comment	5. Is a party other than the Fund’s sponsor or one of its affiliates providing the fund’s initial capital? If yes, please supplementally identify the party providing the capital and describe their relationship with the Fund.
Response.	No party other than the Fund sponsor or its affiliates is providing the initial capital.
Comment	6. Presently the links within Part C do not appear to be working. Please confirm that such links will work before the Fund goes effective.
Response.	The Registrant confirms the links will work before the Fund goes effective.
Comment	7. If the Fund intends to rely on Rule 30e-3, please include the cover page legend as required by rule 498(b)(1)(v) under the Securities Act.
Response.	The Registrant does not believe that the cover page legend is required. The legend was required during the two-year transition period leading to the January 1, 2019 effective date, however as stated on page 76 of the Rule’s adopting release, “funds that are newly offered beginning January 1, 2021 and thereafter may rely on the rule immediately without providing advance notice.”
Comment	8. As a diversified fund, the Fund must have a fundamental policy for diversification. Please disclose the fundamental policy in the Investment Restrictions section, within the Statement of Additional Information. Supplementally explain how the Fund will be diversified given the limited number of positions.
Response.	The registration statement has need revised to state that “In addition, the Fund has elected to be classified as a diversified fund as defined by the 1940 Act, which election may not be changed without approval by a “majority of the outstanding shares” of the Fund as described above.” In response to the Staff’s follow-up comments, the Fund will be diversified because each underlying ETF is considered a diversified asset for both 1940 Act and tax diversification testing.

Fees and Expenses (p. 1)

Timothy Worthington

August 30, 2022

Comment	9. The First sentence states that “This tables describes the fees and expenses that you may pay if you buy and hold shares of the fund.” Please conform to the language in Form N-1A, which uses the phrase “buy, hold and sell shares of the fund.”
Response.	The disclosure has been revised as requested.
Comment	10. Please print the second sentence, “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below” in bold font as required by Form N-1A.
Response.	The disclosure has been revised as requested.

Principal Investment Strategies (p. 2)

Comment	11. The second paragraph discusses the “Select List.” Please describe the index methodology used in compiling the Select List. Is there specific criteria the underlying ETFs needed to meet aside from investing in a particular sector? What makes a security “risk on” or “risk off’? When rebalancing, if the specific sector ETF will change, please add clarifying language to the disclosure.
Response.	The disclosure has need revised as follows: “The Index measures the price trends and historic volatility of ten U.S. sector ETFs (the “Select List”) over the medium term (three to six months). The Select List includes sector-specific ETFs in the Materials, Energy, Financial, Industrial, Technology, Healthcare, Utilities, Consumer Discretionary, Real Estate, and Consumer Staples sectors with a clear sector mandate, low overall expenses, and sufficient trading liquidity. The Index uses a proprietary algorithm that measures price momentum to evaluate the Select List to determine whether the security is currently “risk on” (buy) or “risk off” (sell), and the Fund’s portfolio is adjusted weekly based on the algorithm. Only sectors with a risk on signal are included in the Index.”

In response to the Staff’s follow-up comments, the specific sector ETFs generally will not change when the portfolio is rebalanced.

Comment	12. Please clarify if the ten investments within the “select list” are specific sector ETFs or invests in different sectors generally.
Response.	The prospectus has been revised as follows: “The Select List includes sector-specific ETFs in the Materials, …”

Timothy Worthington

August 30, 2022

Comment	13. Please disclose in the summary the name of the Index Provider. If applicable, please also disclose if the Index Provider is an affiliate of the Adviser. If Solactive AG is an affiliate of the Adviser, disclose the affiliation.
Response.	The Registrant confirms that Solactive AG is not an affiliate of the Adviser. The following has been added to the prospectus to clarify that the Adviser is the Index Provider: “The Index is owned and was developed by the Adviser. The Adviser has retained Solactive AG (the “Index Calculation Agent”) to calculate and maintain the Index.”
Comment	14. The first sentence of the second paragraph states that “the Index measures the price trends and historic volatility of ten U.S. sector ETFs (the “Select List”) over the medium term.” Please define “medium term” in months or years as applicable.
Response.	Please see response to comment 11.
Comment	15. The second sentence of the third paragraph states that “The fund will be concentrated in an industry or group of industries to the extent that the Index is so concentrated”, while a bullet point above states that the fund will allocate no more than 20% of the fund’s assets in any one sector. Given that Form N-1A characterizes a concentration to be an investment of 25% or more in a particular industry, please reconcile the disclosure or supplementally explain to the staff why these statements are consistent.
Response.	The sentence “The fund will be concentrated in an industry or group of industries to the extent that the Index is so concentrated” has been deleted. The Fund will not make investments that result in a concentration in any industry or group or industries, but if through appreciate the Fund’s portfolio is concentrated, the Fund will add a principal risk to the prospectus.
Comment	16. Where appropriate, please disclose the strategy used to track the index. For example, will the fund use a replication or representative sampling strategy to track the index?
Response.	The following disclosure has been added: The Adviser will use a replication strategy to track the index, rather than a sampling approach, meaning the Fund will generally invest in all of the component securities of the Index in the same approximate proportions as in the Index.

Principal Risks (pp. 2-4)

Comment	17. Where appropriate, please include risk disclosure related to investing in U.S. money market funds.
Response.	The following has been added to the “Underlying Funds Risk” disclosure : The U.S. money market funds in which the Fund invests seek to maintain a stable NAV, but money market funds are subject to credit, market and other risks, and are not guaranteed.

Timothy Worthington

August 30, 2022

Comment	18. Where appropriate, please include risk disclosure related to investing in large capitalized equities.
Response.	The following risk disclosure has been added: Large Capitalization Stock Risk. The Fund may invest in large capitalization companies. The securities of such companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities and may be unable to attain high growth rates during periods of economic expansion.
Comment	19. Please supplementally confirm that the Fund has disclosed the risks of the underlying funds that in the aggregate are principal risks of the Fund itself.
Response.	The Registrant confirms that the Fund has disclosed the risks of the underlying funds that in the aggregate are principal risks of the Fund itself.
Comment	20. Please consider whether a Portfolio Turnover risk disclosure is appropriate. The staff notes that index’s weekly reconstitution and rebalancing policy seems likely to create significant trading volume within the fund.
Response.	The Portfolio Turnover Risk has been revised to read as follows: “The Fund may buy and sell investments frequently if the Index constituents change. Such a strategy often involves higher transaction costs, including brokerage commissions, and may increase the amount of capital gains (in particular, short term gains) realized by the Fund. Shareholders may pay tax on such capital gains.”

Portfolio Manager (p. 4)

Comment	21. The disclosure for the Portfolio Managers states that “Bradley Roth and Cameron Roth have served the Fund as a Portfolio Manager since it commenced operation.” Please replace the italicized disclosure with the date and month the Portfolio Managers first served the fund.
Response.	The disclosure has been revised as requested.

Additional Information (pp. 7-10)

Comment	22. The staff notes that the Fund includes an index tracking risk. Please confirm if the fund intends to invest in securities other than the ten investments described in the Principal Investment Strategies section.
Response.	The Fund has no intention to invest in securities other than the ten investments described in the Principal Investment Strategies section. Because the Adviser will follow a replication strategy, the index tracking risk in Item 9 has been revised to read as follows: “When an Index rebalances, the Fund must buy and sell its underlying securities and incur the

Timothy Worthington

August 30, 2022

associated trading costs. When the Index rebalances, the changes are instantaneous, but the Fund must transact in order to realign itself with the Index. During the time it takes to buy and sell the necessary securities, prices move and create tracking difference between the Index and the Fund.”

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ JoAnn M. Strasser

JoAnn M. Strasser